UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-10706

COMERICA INCORPORATED

(Exact name of registrant as specified in its charter)

c/o Fifth Third Center

38 Fountain Square Plaza

Cincinnati, Ohio

(800) 972-3030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, no par value

Depositary Shares, each representing a 1/40th interest in a share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, no par value: 0

EXPLANATORY NOTE

On October 5, 2025, Comerica Incorporated (“Comerica”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fifth Third Bancorp (“Fifth Third”), Fifth Third Financial Corporation, a wholly owned subsidiary of Fifth Third (“Fifth Third Intermediary”) and Comerica Holdings Incorporated, a wholly owned subsidiary of Comerica (“Comerica Holdings”). On February 1, 2026, pursuant to the terms of the Merger Agreement, Comerica merged with and into Fifth Third Intermediary, with Fifth Third Intermediary continuing as the surviving corporation (the “First Step Merger”). Immediately following the First Step Merger, Comerica Holdings merged with and into Fifth Third Intermediary, with Fifth Third Intermediary continuing as the surviving corporation (the “Second Step Merger”, and together with the First Step Merger, the “Mergers”). At the effective time of the First Step Merger (the “Effective Time”), each share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, no par value, of Comerica (the “Comerica Preferred Stock”), outstanding immediately prior to the Effective Time, automatically converted into the right to receive a share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series M, no par value, of Fifth Third, a newly created series having terms that are not materially less favorable than the terms of the Comerica Preferred Stock (all shares of such newly created series, collectively, the “New Fifth Third Preferred Stock”). In addition, at the Effective Time, each outstanding Comerica depositary share representing a 1/40th interest in a share of Comerica Preferred Stock (each, a “Comerica Depositary Share” and collectively, the “Comerica Depositary Shares”) converted into a right to receive a Fifth Third depositary share representing a 1/40th interest in a share of New Fifth Third Preferred Stock. Accordingly, there are no holders of record of the Comerica Preferred Stock or Comerica Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Fifth Third Bancorp, as sole shareholder of Fifth Third Financial Corporation, successor by merger to Comerica Incorporated, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Fifth Third Bancorp (as sole shareholder of Fifth Third Financial Corporation, successor by merger to Comerica Incorporated)

Date: February 12, 2026	By:	/s/ Christian Gonzalez
Christian Gonzalez
Executive Vice President and Chief Legal Officer